SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No. 3)*

Peter Kiewit Sons’, Inc.
(Name of Issuer)

Common Stock $0.01 Par Value
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)

[x] Rule 13d-1(c)

[ ] Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. N/A	13G/A	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Bruce E. Grewcock
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) (b)	[ ] [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
6.	SHARED VOTING POWER 1,437,641
7.	SOLE DISPOSITIVE POWER 0
8.	SHARED DISPOSITIVE POWER 1,437,641
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,641
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. N/A	13G/A	Page 3 of 5 Pages

Item 1(a). Name of Issuer:
Peter Kiewit Sons’, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:
Kiewit Plaza, Omaha, Nebraska 68131

Item 2(a). Name of Person Filing:
Bruce E. Grewcock

Item 2(b). Address of Principal Business Office, or if none, Residence:
Kiewit Plaza, Omaha, Nebraska 68131

Item 2(c). Citizenship:
U.S.A.

Item 2(d). Title of Class of Securities:
Common Stock $0.01 par value

Item 2(e). CUSIP Number:
N/A

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. N/A	13G/A	Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a) Amount beneficially owned:
1,437,641

(b) Percent of class:
7.3%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,437,641
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,437,641

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. N/A	13G/A	Page 5 of 5 Pages

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008
(Date)

/s/ Bruce E. Grewcock
(Signature)

Bruce E. Grewcock
(Name)